INVEST IN **DOKKAEBIER**

Asian-inspired craft beers. Playful brews, unforgettable taste.







enjoydkb.com San Francisco CA

Alcohol & Vice | Ecommerce | B2C | Minority Founder

LEAD INVESTOR

Avery Glasser Managing Partner, Glasser Holdings LLC

Youngwon's idea to build a portfolio of craft beers that not only fits Asian-American palates but also fits how most Americans choose to drink their beers just makes sense. As a jaded alcohol-industry veteran who has seen dozens of new concepts every year, Dokkaebier wasn't just compelling as an investment but because they're a story of inclusivity.

Dokkaebier has found an untapped market. They are a bridge for people who are starting to develop an interest in craft beers and are already a great place to start for Asian Americans. Many Asian restaurants are interested in adding craft but want products that don't clash with their cuisine or eating and drinking cultures.

Dokkaebier is perfect for drinkers who are looking for something new that isn't a double dry-hopped imperial Berlinerweisse!

Invested $2,500 this round & $10,000 previously

Highlights

1. 🌏 AAPI-owned small business adding diversity within the craft beer industry
2. 🚚 Distributed in over 400 retail locations, including Whole Foods, Total Wine, and BevMo
3. 📈 228% YOY account growth in 2022
4. 💵 Over $1MM in revenue since founding (as a brand through this entity and a separate entity)
5. 🏆 10x winner at 2021 and 2022 Brewski Awards. 2021 The Red Dot Winner for brand design
6. 🎖️ Finalist in the 2020 and 2021 Brewbound Pitch Slam Competition
7. 🤝 Successful collaborations with local non-profits, benefitting the community
8. 🍺 Founder has 14 years F&B experience distributing brands like Tito's, Patron, and Stoli

Our Team



Youngwon Lee Founder, Chief Dokkaebi

Over 14 years of experience in the food & beverage industry with brands like Stolichnaya, Patron, Armand de Brignac and more. Experience with restaurant, bar and brewery management.

> Trying new things is a part of our innovative spirit and we wanted to show the beer community that things don't have to be a certain way or follow a certain recipe for success. We experimented by adding a wide array of Asian-influenced ingredients to our brews to create new tasting experiences and bring people and cultures together.



Aaron Weshnak Head Brewer

Graduating from the Brewing Program at UC Davis, he mastered his craft at some of California's most prestigious breweries like Russian River, Lost Coast, Sunset Reservoir and the Booth.



Jiah Park Art Director

MA in Arts & Cultural Management from King's College London and BA Graphic Communication Design from Central Saint Martins. Jiah's specialty is in conceptualisation, brand identity and visual marketing.

Playful Brews, Unforgettable Taste: A Dokkaebier Story


DOKKAEBIER
PLAYFUL BREWS, UNFORGETTABLE TASTE.
Yuza Blonde
OG WITBIER

Our beginnings are humble but profound

In 2019, Youngwon Lee thought: "Why is it that we experiment with Asian flavors when it comes to our food but not when it comes to our drinks?"

He then founded Dokkaebier, drawing on his deep knowledge and years of experience in operations, finance, sales, and brand management in the food and beverage industry.

The result is an almost scientific approach to experimentation, driven by sheer determination and a little mischief.


DOKKAEBIER IS A CRAFT BEER COMPANY CENTERED AROUND ASIAN FLAVORS TO PROVIDE A DRINKING EXPERIENCE LIKE NO OTHER.
BAMBOO PILSNER
DOKKAEBIER
Yuza Blonde
MILK STOUT
Kimchi Sour

Settling in one of the craft beer capitals of America, Oakland, California, Youngwon embraced the local scene. He was inspired by everyone's sense of adventure, where people sought out unique, interesting, and authentic flavors. He knew then that he had found the perfect place to start.


COMPANY PURPOSE
Mission
Inspired by the mythical beings of Korean folklore, Dokkaebier aims to refresh the soul, bridge cultures, and unlock the mischief that's inside us all.
TAP INTO THE MISCHIEF WITHIN

We want to lead the push to bring more diversity and inclusion to the industry.

We know craft beer isn't for snobs, critics, or insiders. Our goal is to fill glasses, bellies, and spirits—all while bringing the rich culture and heritage of Korea and Asia into our brews.

Just like the mythical dokkaebis that gave us our name, Dokkaebier aims to refresh the soul, foster togetherness, and delight people in playful and unexpected ways.

We're growing the craft beer market

Let's face it: The American craft beer market is oversaturated. Everyone is making slightly different versions of the same thing. We believe Dokkaebier is the "next step." Our craft beer is an affordable luxury, an easy upgrade when you want high quality at a great value.

Don't just take our word for it. Craft beer experts tell us that our beer fills the gap left behind by other brands. Our innovation in flavors and brew styles has even

non-beer drinkers doing a double-take. We're also proud to be the first premium product in many retailers' Asian beer aisles. Our tasteful twists on classics bring novelty and give us an edge in any market we enter.


WHAT OUR INDUSTRY IS MISSING
Problem # 1
Getting Saturated, Need something new and different
Problem # 2
Asian retailers have no option to upgrade
9,300 craft breweries
0 Asian craft breweries
CRAFT BEERS
BIG BEER BRANDS
PRICE / QUALITY
DOKKAEBIER

Landing and expanding into a $26.8B industry

Dokkaebier is a part of the $26.8 billion craft beer market in the U.S., and we've already made an impact. A Western palate dominates the craft beer industry, which gives us a green field to take the market by storm.

Dokkaebier has also benefited from tailwinds, including the growing popularity of Korean food and Asian culture. Before us, the substantial Asian market had been untapped, and we feel we are positioned to expand and take advantage of this enormous opportunity.


BEER
$100bn*
CRAFT BEER
$26.8 bn*
WESTERN F&B
The typical food
KOREAN FOOD
$6 bn*
ASIAN FOOD
"Asian cuisine has gone from being a niche food obsession to one of the most popular around the world"
Washington Post (Asian Food: The Fastest Growing Food in the World, 2015)
Craft Beer Market 2021
USA – 25 Mil BBL/9,247 Breweries
California – 3.5 Mil BBL/931 Breweries
*Brewers Association (National Beer Sales & Production Data, 2021)
*Brewers Association (National Beer Sales & Production Data, 2021)
DOKKAEBIER


US Craft Brews are more locally recognized and consumed
Asian Beer Brands are enjoyed nationwide and not geographically restricted
Dokkaebier has potential to be enjoyed nationwide
DOKKAEBIER

Market Advantages

	Dokkaebier	Asian Craft	US Craft
Top 3 Brands	N/A	Hitachino (JP), Amazing (KR), Jing-A (CN)	Samuel Adams, Sierra Nevada, Yuengling
Locale	✓	✗	✓
Asian retail distribution	✓	✗	✗
US craft market focus	✓	✗	✓
Asian palate compatibility	✓	✓	✗

DOKKAEBIER

Dokkaebier taps into the convergence of multiple markets, which have rewarded us for bringing more diversity and innovation. In just a short time, we've celebrated our culture, bridged East and West, and profited as we expose people to flavors yet to be discovered.

Nonstop innovation with Asian-inspired flavors

Innovation isn't just a buzzword. It's in our DNA and makes up everything that

we do. We've never been called boring.

From MVP to Award Winning Beers
Experimentation with Asian-inspired flavors
New flavors brewed in small batches
Best-sellers relaunched based on consumer feedback. Validated by awards.
DOKKAEBIER



We know savvy consumers are on the hunt for the next big thing. They are drawn to experimentation with authentic flavors, and we push them to new frontiers. We look to our Korean heritage to bring unique and exhilarating flavors to craft beer. Think bamboo tea, bay leaf, galangal, Korean red pepper flakes, lemongrass, oyster sauce, Szechuan pepper, yuza, and even kimchi lactobacillus cultures.

From limited-edition drops to the mainstream

We got our start with limited-edition releases. Our small-batch experiments would sell out in weeks. We would then take our most popular craft beers to scale, selling them directly to distributors and some of the most popular restaurants and retailers. Our direct accounts made the majority of our sales in 2022, comprising 93% of our revenue—proof of our ability to create and meet demand. We plan to open a flagship taproom, which we expect to be an incredible new revenue driver.



Where we make
What we make
How we sell
Where we sell
DKB Brewery
Experimental Beer
Limited Release
Experimental
Self Distribution
Online
Scaling Up
Flagship Taproom
Contract Brewery
Core Beer
Nationwide Release
Flagship Beers
Distributor
Retailer
Bar
Restaurant
DOKKAEBIER

From one tap to thriving throughout the West Coast

We launched Dokkaebier in a San Francisco taproom in February 2020. The taproom was an immediate success and drew considerable media attention, especially with a food menu created by the former chef de cuisine of the two-Michelin-star restaurant Saison.

Dokkaebier then evolved during the COVID-19 pandemic. We were one of the first brands to deliver door-to-door throughout the San Francisco Bay Area. Next came our launches in Sacramento, the North Coast, and Los Angeles.

Despite the uncertainty, we kept our focus and unyielding spirit. We supported frontline healthcare workers, local nonprofits, and every community we belonged to and thrived.



Since Launching in 2020...
Steady Retailer Growth Amidst Covid
500
400
300
200
100
0
COVID 19 Pandemic starts
Delta
Omicron
2020
2021
2022
$1 MM+
in total revenue
400+
Retail locations
BevMo!
80%
CA locations stock us
35+
New flavors since starting the company
DOKKAEBIER

**$1MM in revenue includes revenue from a separate entity.*



In the last year alone, we created nine new beers, grew our distribution, and doubled our revenue year-over-year! Dokkaebier now has over 400 accounts, representing thousands of grocers, restaurants and retailers. We made our debut at Whole Foods Market in July 2022 and have expanded to all but four locations in Northern California in less than five months. Dokkaebier will soon be available in the grocer's Southern California stores in the next two months, an unthinkable pace for a three-year-old brand!

Backed by repeat founders and industry leaders

Youngwon Lee founded Dokkaebier, his fifth alcohol startup, after more than 14 years as an executive in the food and beverage industry. He's launched and distributed craft beer, spirits, and wine, including Agwa de Bolivia, Bernini, Champagne Armand de Brignac, Patron, Stolichnaya, and more.



We're raising funds to bring Dokkaebier nationwide

Last year, our community propelled us to the next step in our journey. Now, we want to build upon that momentum with a $2M raise from our friends, family, and biggest supporters, as we work to acquire our first brewery and bring Dokkaebier all over the United States. As we expand, we can produce more core beers in larger-scale batches, allowing us to scale to a 45% margin and become profitable in 2024



We're Raising: $2,000,000

We are looking for $2MM in funds to acquire a micro brewery, launch full scale distribution, and hire key staff

DKB Brewery

Input
- Acquiring a Brewery!
- 30+ New Flavors
- New product R&D

Output
$3MM in Revenue

Distribution

Input
- 5700+ New Retailers
- Expand to 10 more states!
- Increase beer inventory

Output
$5MM in Revenue

Team

Input
- More Beer Festivals
- Staff the Brewery
- Support Expansion

Output
500+ Events

DOKKAEBIER

We've delivered in the past and we expect to deliver on our promises again.

Unmatched response from the community

Awards & Interviews

DOKKAEBIER


INVEST IN
DOKKAEBIER
KAEBIER


Dokkaebier (도깨비어) EP 1: How I started my craft beer cre...
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Ep. 1
HOW IT ALL
STARTED
DOKKAEBIER